Filed Pursuant to Rule 433

Registration No. 333-187080

Thermo Fisher Scientific Inc.

Term Sheet

December 4, 2013

5.30% Senior Notes due 2044

Issuer:	Thermo Fisher Scientific Inc.

Principal Amount:	$400,000,000

Maturity Date:	February 1, 2044

Coupon (Interest Rate):	5.300%

Yield to Maturity:	5.304%

Benchmark Treasury:	3.625% due August 2043

Spread to Benchmark Treasury:	T + 140 bps

Benchmark Treasury Price and Yield:	95-03+/3.904%

Interest Payment Dates:	February 1 and August 1, commencing on August 1, 2014

Redemption Provision:	Prior to August 1, 2043, we may redeem at our option the notes, in whole at any time or in part from time to time, at a redemption price equal to the greater of (1) 100% of the principal amount of the notes to be redeemed and (2) the sum of the present values of the remaining scheduled payments of principal and interest in respect of the notes being redeemed (not including any portion of the payments of interest accrued but unpaid as of the date of redemption) discounted on a semi-annual basis (assuming a 360-day year of twelve 30-day months), at the Treasury Rate plus 25 basis points, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption. In addition, on or after August 1, 2043, we may redeem at our option the notes, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Special Mandatory Redemption:	In the event that we do not consummate the Life Technologies Acquisition on or prior to July 14, 2014 or the Merger Agreement is terminated at any time prior to such date, we will be required to redeem all of the notes on a special mandatory redemption date at a redemption price equal to 101% of the aggregate principal amount of the notes, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

Issue Price:	99.928%

Settlement Date:	December 11, 2013 (T+5)

Current Ratings*:	Moody’s: Baa3 (stable) S&P: BBB (watch negative) Fitch: BBB (negative)

CUSIP:	883556BG6

ISIN:	US883556BG65

Joint Book-Running Managers:

Barclays Capital Inc.

J.P. Morgan Securities LLC

RBS Securities Inc.

BNP Paribas Securities Corp.

Goldman, Sachs & Co.

Merrill Lynch, Pierce Fenner & Smith

                      Incorporated

Mitsubishi UFJ Securities (USA), Inc.

U.S. Bancorp Investments, Inc.

Co-Managers:

Banca IMI S.p.A.

BNY Mellon Capital Markets, LLC

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

HSBC Securities (USA) Inc.

ING Financial Markets LLC

KeyBanc Capital Markets Inc.

Mizuho Securities USA Inc.

Morgan Stanley & Co. LLC

Scotia Capital (USA) Inc.

SMBC Nikko Securities America, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Credit ratings are subject to change depending on financial and other factors. On December 4, 2013, S&P announced that it would resolve its negative Creditwatch listing following its review of the impact of the final financing structure for Thermo Fisher Scientific Inc.’s pending acquisition of Life Technologies Corporation on Thermo Fisher Scientific Inc.’s financial risk profile.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the active joint book-running managers can arrange to send you the prospectus if you request it by calling Barclays Capital Inc. at 1-888-603-5847; or by calling J.P. Morgan Securities LLC at 1-212-834-4533; or by calling RBS Securities Inc. at 1-866-884-2071.